October 15, 2024

Thank you for your support of KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) and for entrusting us with your capital. KREST’s flexible strategy and balanced portfolio construction are designed to provide access to the potential benefits of high-quality, income-oriented private real estate equity and credit, such as long-term performance, consistent, tax-advantaged income and portfolio diversification relative to traditional asset classes. Importantly, these benefits are significantly enhanced for KREST shareholders through the innovative KREST Shareholder Priority Plan(1), which provides a buffer against share price declines below a net asset value (“NAV”) of $27 per share on June 1, 2027 while maintaining full upside potential for KREST shareholders.

We believe real estate markets are showing initial signs of recovery after a more than two-year downturn driven by higher interest rates. Now that the first interest rate cuts from the Federal Reserve are here, we believe that real estate transaction volume will continue to increase as market participants gain confidence and a sense of stability from declining interest rates. Competitive bidding and compressing credit spreads generally lead to higher real estate values.

At the same time, we believe current real estate fundamentals should support pricing power and the ability to grow rents at the high-quality properties that anchor KREST’s real estate equity portfolio. Demand themes led by demographic shifts and onshoring/near-shoring are, in our view, stronger today than they were two years ago when the real estate repricing began. Notably, high inflation and increases in labor and materials costs have contributed to a dramatic decline in new supply pipelines.

Today’s entry points are below current replacement costs, and we believe real estate credit yields remain attractive on an absolute and relative basis. In August 2024, KREST invested in FS Trust 2024-HULA, the senior mortgage loan secured by the Four Seasons Hualalai, a newly-renovated, highly-amenitized luxury resort and club located on the Big Island of Hawaii. KREST’s investment is earning an attractive yield, with loan pricing of Secured Overnight Financing Rate (SOFR) + 495 basis points, and benefits from equity subordination of 55% of current property value.

As we seek to support KREST shareholders’ ability to benefit from what we see as a real estate recovery, we want to remind current and prospective Shareholders that on June 4, 2024, we announced the KREST Shareholder Priority Plan. The KREST Shareholder Priority Plan supports a NAV of up to $27 per share on June 1, 2027 – for both current and prospective Shareholders – through the commitment by KKR Alternative Assets LLC (“KAA”), an affiliate of the Fund’s Adviser, to continue to hold approximately 7.7 million KAA-owned KREST shares and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of up to $27 per share on June 1, 2027.(1) With the KREST Shareholder Priority Plan in place, we believe that KREST shareholders are particularly well-positioned to benefit from attractive, tax-efficient dividend income and this commitment reflects KKR’s confidence in both KREST and the likelihood of a real estate recovery.

For the Fund’s Q4 2024 tender offer period ending October 11, 2024, KREST received repurchase requests of $87 million. The Fund’s Q4 2024 tender offer demand primarily consisted of carryover demand (re-submitted tender requests) from prior tender offer periods, representing approximately 80% of submitted tender requests. In addition, new tender requests are down nearly 60% compared to Q2 2024, the recent peak for liquidity demand from KREST, before we announced the KREST Shareholder Priority Plan. In its Q4 2024 tender offer, KREST repurchased common stock equal to 5% of NAV, or $61 million. Accordingly, redemption requests were fulfilled at a prorated amount equal to 70% of each shareholder’s Q4 2024 tender request.

Importantly, KREST maintains a robust and multifaceted liquidity position, representing 31% of NAV as of September 30, 2024.(2) This should enable the Fund to continue providing a level of liquidity to investors of up to 5% of NAV through quarterly repurchases(3), while also positioning the Fund to capitalize on the attractive investment opportunities that may arise in the upcoming months and quarters.

Unfulfilled tender requests will not be carried over to the next quarter automatically. Investors will need to resubmit any unsatisfied portion of their Q4 2024 tender request for repurchase in the future. Should you have any questions, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com. Thank you again for your partnership with us on KREST, and please let us know if there is anything that would be helpful to you as you support your clients.

Sincerely,

Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of September 30, 2024, unless otherwise indicated. The terms “we”, “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $200 million based on the Fund’s NAV as of September 30, 2024 (the “Support Shares”) through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 per share for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan today it would contribute 3.1 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $27.00 per share for each class. KAA’s allocation of $50 million in new capital investment in KREST along with any future investments are not subject to subordination and/or cancellation.

2.	Includes assets such as cash, short-term assets and liquid securities, as well as committed and undrawn credit facility capacity.

3.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding common stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any common stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment.